Value Buddy - Techstars alumnus sees incredible quarterly growth

🏆 Highlights

In Value Buddy's first full quarter post-launch, we have continued to shatter the bounds of possibility...

- Some of the largest banks in Oklahoma showed out to experience Value Buddy's graduation from Techstars in early June
- Our first customer, [M&F Bank](), loved working with Value Buddy so much that they have signed an annual contract!
- As we prepare to launch our SaaS valuation platform, we've attracted some of the largest names in small business M&A to our waiting list...stay tuned for more info in the coming weeks



Techstars Demo Day

🙌 Team

We're excited to welcome multiple talented team members this quarter including:

- David Chaudhari - Lead AI Engineer (MIT, PayPal)
- Eddie Liu - Technical Product Manager (UC Berkeley, PwC, Logitech)
- Adam Brooks, CVA - Valuation Manager (Fiserv, Reliant Business Valuation)
- Collin Gibb - Valuation Associate (Boeing, Peak Business Valuation)





The Value Buddy team
Ace McGill
Co-founder & CEO
Cameron Long
Co-founder & CPO
David Chaudhari
Lead AI Engineer
Eddie Liu
Product Manager
Verlin Taylor
Head of Valuations
Adam Brooks
Valuation Manager
Collin Gibb
Valuation Analyst
Kimberly Hernandez
Operations Analyst
BANK OF AMERICA
BOEING
citi
pwc
P&G
fiserv.
PEAK BUSINESS
VALUATION LLC
L.E.K.
PayPal
Massachusetts Institute of Technology
Berkeley
UNIVERSITY OF CALIFORNIA
UNIVERSITY OF NOTRE DAME
reliant
BUSINESS VALUATION

Fundraising

We're in the final stages of discussions with a few potential lead investors with over $500K in soft commitments and signed term sheets from our early angel investors. We are planning to oversubscribe our $1.25M round by the end of the summer.

Thank you to everyone in our network who has connected us with such incredible investors!

Sincerely,

Ace, Cameron, and the Value Buddy team